Free Writing Prospectus Pursuant to Rule 433

Registration No. 333-178272

May 1, 2012

Aetna Inc.

Final Term Sheet

	$250,000,000 1.750% Senior Notes due May 15, 2017	$500,000,000 4.500% Senior Notes due May 15, 2042
Expected Ratings (Moody’s/S&P/Fitch):	Baa1/A-/A-(1)	Baa1/A-/A-(1)

Note Type:	Senior Notes	Senior Notes

Legal Format:	SEC Registered	SEC Registered

Principal Amount:	$250,000,000	$500,000,000

Trade Date:	May 1, 2012	May 1, 2012

Settlement Date (T+3 Days):	May 4, 2012	May 4, 2012

Maturity Date:	May 15, 2017	May 15, 2042

Coupon:	1.750%	4.500%

Interest Payment Frequency:	Semi-annual	Semi-annual

Interest Payment Dates:	May 15 and November 15	May 15 and November 15

First Pay Date:	November 15, 2012	November 15, 2012

Day Count:	30/360	30/360

Pricing Benchmark:	0.875% due April 30, 2017	3.125% due November 15, 2041

Benchmark Spot:	100-05 3/4	99-07

Benchmark Yield:	0.838%	3.166%

Reoffer Spread to Benchmark:	+105 basis points	+160 basis points

Reoffer Yield:	1.888%	4.766%

Price to Public / Reoffer Price:	99.340%	95.774%

Underwriting Fees:	0.600%	0.875%

Use of Proceeds:	The net proceeds are expected to be used for general corporate purposes, which may include the repayment of short-term debt, the redemption or repurchase of outstanding securities and funding working capital.	The net proceeds are expected to be used for general corporate purposes, which may include the repayment of short-term debt, the redemption or repurchase of outstanding securities and funding working capital.

Optional Redemption:

At any time prior to April 15, 2017, at the greater of 100% of the principal amount of the notes or at a make whole using a discount rate of Treasury plus 15 basis points.

On or after April 15, 2017, redeemable at par.

At any time prior to November 15, 2041, at the greater of 100% of the principal amount of the notes or at a make whole using a discount rate of Treasury plus 25 basis points.

On or after November 15, 2041, redeemable at par.

CUSIP Number:	00817Y AK4	00817Y AJ7

ISIN Number:	US00817YAK47	US00817YAJ73

Minimum Denomination:	$2,000 and multiples of $1,000 in excess thereof	$2,000 and multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBS Securities Inc. UBS Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc.

(1)

The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Barclays Capital Inc. by calling 1-888-603-5847, Citigroup Global Markets Inc. by calling 1-877-858-5407, Credit Suisse Securities (USA) LLC by calling 1-800-221-1037 or Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-800-294-1322.